Exhibit 11.0

COMPUTATION OF EARNING PER SHARE

(In Thousands, except for per share data)

	Three months ended March 31, 2016	Three months ended March 31, 2015
Income available to common stockholders	$1,801	$1,644

Weighted average common shares outstanding	11,217	8,400

Basic earnings per share	$0.16	$0.20

Income for diluted earnings per share	$1,801	$1,644

Total weighted average common shares and equivalents outstanding for diluted computation (1)	11,219	8,421

Diluted earnings per share	$0.16	$0.20

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(1) All related to outstanding stock options.